Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 22, 2015

Registration Statement 333-204940

June 22, 2015

$1,000,000,000

Ball Corporation

5.25% Senior Notes due 2025

Pricing Supplement, dated June 22, 2015, to the Preliminary Prospectus Supplement, dated June 22, 2015 of Ball Corporation (“Ball”).  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation

Title of Securities:	5.25% Senior Notes due 2025

Principal Amount:	$1,000,000,000

Ratings:	Ba1 / BB+

Maturity Date:	July 1, 2025

Coupon:	5.25%

Price to Public:	100%

Yield to Maturity:	5.25%

Spread to Benchmark Treasury:	+290 basis points

Benchmark Treasury:	2.125% UST due May 15, 2025

Interest Payment Dates:	July 1 and January 1

First Interest Payment Date:	January 1, 2016

Record Dates:	June 15 and December 15

Optional Redemption:

Ball may redeem the notes at any time in whole, or from time to time in part, in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus in each case, accrued and unpaid interest, if any, to but excluding the redemption date.

Change of Control Repurchase Event:

If a change of control repurchase event occurs, Ball will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.

Trade Date:	June 22, 2015

Settlement Date:	June 25, 2015 (T+3)

Net Proceeds:	Approximately $986 million after deducting underwriting discounts and commissions and estimated expenses related to the offering.

Use of Proceeds:	Ball intends to use the net proceeds from this offering to repay borrowings under its revolving credit facility.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Goldman, Sachs & Co. KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. Rabo Securities USA, Inc.

Co-managers:

ANZ Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

RB International Markets (USA) LLC

Barclays Capital Inc.

The Williams Capital Group, L.P.

CUSIP/ISIN Numbers:	CUSIP: 058498 AT3. ISIN: US058498AT38.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus dated June 15, 2015) and a preliminary prospectus supplement dated June 22, 2015 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.